May 15, 2025

Amy Burroughs
Chief Executive Officer and Director
Terns Pharmaceuticals, Inc.
1065 East Hillsdale Blvd., Suite 100
Foster City, CA 94404

       Re: Terns Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed May 8, 2025
           File No. 333-287092
Dear Amy Burroughs:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences